[LETTERHEAD OF CLIFFORD CHANCE US LLP]

October 2, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck
Mr. Duc Dang
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re:	NRDC Acquisition Corp.
Amendment No. 3 to Proxy Statement on Schedule 14A
File No. 001-33749
Filed October 1, 2009

Dear Mr. Kluck:

On behalf of our client, NRDC Acquisition Corp. Inc., a Delaware corporation (the “Company”), we are transmitting for review responses to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 2, 2009 (the “October 2 Letter”), with respect to Amendment No. 3 to the Proxy Statement on Schedule 14A (the “Proxy Statement”) (File No. 001-33749) filed by the Company on October 1, 2009. We have enclosed with this letter marked copy of Amendment No. 4 to the Proxy Statement showing the changes made in response to the comments .

General

1.

We note the disclosure on page 88 that the proceeds in the trust were initially invested in U.S. government securities and money market funds. Please revise to clarify they continue to be invested in such assets.

We have revised the first sentence of the third paragraph under the section entitled “—The Framework Transactions Sub-Proposal 1—The Parties to the Framework Agreement— NRDC Acquisition Corp.” on page 90 to read as follows (the new language is underlined):

“Upon the closing of the IPO and Private Placement, $406,456,881 including $14,490,000 of the underwriters’ discounts and commissions, was placed in a trust account and was, and continues to be, invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the 1940 Act having a maturity of 180 days or less or in money market funds meeting conditions under Rule 2a-7 promulgated under the 1940 Act until the earlier of (i) the consummation of our initial “Business Combination” (as defined in our charter) and (ii) our liquidation.

The Extension Proposal, page 128

2.

Here are where appropriate, please revise to discuss the mechanics of this proposal. For instance, clarify if this proposal can take effect prior to the closing of the meeting and during an adjournment while other proposals are pending.

We have revised the disclosure in the notice to stockholders and on pages 9, 73 and 130 to add the following:

“That is, we will close the voting with respect to the Extension Proposal and the Stockholders Adjournment Proposal prior to the adjournment of the stockholders meeting on October 16, 2009. If the Extension Proposal and the Stockholders Adjournment Proposal are approved, we will file an amendment to our charter with the Secretary of State of the State of Delaware to effect the Extension Proposal immediately after the adjournment of the stockholders meeting. The amendment to our charter to extend our existence until December 4, 2009 will be in effect during an adjournment while the other proposals are pending.”

Unaudited Pro Forma Condensed Financial Information

Note 1. Description of the Framework Description of the Framework Transactions and Basis of Presentation.

The Framework Transactions, page F-6

3.      See response with regard to comments 10-11.

Unaudited Pro Forma Condensed Statements of Operations, pages F-3 and F-4

4. – 9. See response with regard to comments 10-11.

Unaudited Pro Forma Condensed Balance Sheet, pages F-5

10. – 11.

On behalf of the Company, our view is that the pro forma financial statements should not be included in the Company’s proxy statement because such financial statements do not add any value to the total mix of information available to NRDC stockholders. We believe that the disclosure regarding the trust account balance and per share conversion price included elsewhere in the Proxy Statement and the per share liquidation price analysis and the per share transaction costs analysis set forth on pages 92 through 94 of the Proxy Statement constitute the essential information that is material to a stockholders voting decision with respect to the proposals set forth in the Proxy Statement.

Additionally, we do not believe that Items 1 through 7 of Rule 11-01(a) of Regulation S-X apply to the transactions contemplated by the Framework Agreement nor do we believe that Item 8 of Rule 11-01(a) of Regulation S-X requires the inclusion of pro forma financial statements in the Proxy Statement because, as indicated above, such forma financial statements do not contain information that is material to a stockholders voting decision with respect to the proposals set forth in the Proxy Statement. As a result, we are not required to disclose pro forma financial information.

*     *     *     *     *

In light of our anticipated mailing date, we remain available throughout the day for further discussions with the Staff to resolve any remaining comments are soon as possible.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc: NRDC Acquisition Corp. Richard A. Baker